 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment____)

CAPE COD AQUACULTURE CORP.
(Name of Issuer)

Shares of Common Stock, $0.001 Par Value
(Title of Class of Securities)

139335103
(CUSIP Number)

David Lubin & Associates, PLLC
5 North Village Avenue
2nd Floor
Rockville Center, NY 11570
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 19, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       139335103

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Derek Jackson

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) ☐     (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
United States of America

Number of                                          7. Sole Voting Power
Shares Beneficially                                      8,500,000
Owned By Each                                8. Shared Voting Power
Reporting                                                             -0-
Person                                                9. Sole Dispositive Power
                8,500,000
                    10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
8,500,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
78.27% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
IN

*Based 10,860,000 shares of the Issuer’s common stock outstanding as of October 21, 2009.

Item 1. Security and Issuer

This statement relates to the common stock $0.001 par value, of Cape Cod AquaCulture Corp., a Nevada Corporation (the “Issuer"). The principal offices of the Issuer are currently located at 440 Massasoit Road Eastham, MA 02642.

Item 2. Identity and Background

(a) The name of the person filing this statement is Derek Jackson (the "Reporting Person").

(b)  The residence or business address of the Reporting Person is: 401 E. Las Olas Blvd., Suite 1560, Ft. Lauderdale, Florida 33301.

(c)  The present principal occupation of the Reporting Person is serving as an executive officer of the Issuer and the President and Chief Executive Officer of HMG Music, Inc.,  a Delaware corporation involved in the development and management of musicians.  The name, principal business, and address of the organizations in which such employment is conducted are as follows: Cape Cod AquaCulture Corp., 440 Massasoit Road Eastham, MA 02642 and HMG Music, Inc., One Presidential Blvd, Suite 320, Bala Cynwyd, PA 19004.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a citizen of United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The $75,000 purchase price paid by the Reporting Person to James Bright for the purchase of 8,500,000 shares of common stock of the Issuer on October 19, 2009, was made from the Reporting Person’s personal funds.

Item 4. Purpose of Transaction

Pursuant to the Stock Purchase Agreement dated October 19, 2009, by and between the Reporting Person and James Bright (the “Purchase Agreement”), the Reporting Person purchased from James Bright 8,500,000 shares of the common stock of the Issuer.  As a result of such transaction, the Reporting Person acquired a controlling interest of 78.27% of the issued and outstanding share capital of the Issuer.  Such purchase was made for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 10,860,000 issued and outstanding shares of common stock.  The Reporting Person owns 8,500,000 shares (representing 78.27%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement dated October 19, 2009, by and between the Reporting Person and James Bright (filed as Exhibit 10.1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 21, 2009).

Item 7. Material to Be Filed as Exhibits

Stock Purchase Agreement dated October 19, 2009, by and between the Reporting Person and James Bright (filed as Exhibit 10.1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 21, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 23, 2009

By: /s/ Derek Jackson
Name: Derek Jackson
Title: Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).